Filed Pursuant to Rule 424(b)(3)

Registration No. 333-154975

TNP STRATEGIC RETAIL TRUST, INC.

SUPPLEMENT NO. 16 DATED JANUARY 10, 2012

TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 12 dated October 18, 2011, Supplement No. 13 dated November 4, 2011, Supplement No. 14 dated November 18, 2011 and Supplement No. 15 dated December 5, 2011. Terms used and not otherwise defined in this Supplement No. 16 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 16 is to disclose:

•	the status of our public offering;

•	the refinancing of a portion of the loan secured by the Constitution Trail property;

•	our acquisition of the Summit Point Shopping Center, a portion of a multitenant retail center located in Fayetteville, Georgia; and

•	the authorization by our board of directors to pursue the acquisition of a multitenant retail property located in Fontana, California.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on August 7, 2009. As of December 31, 2011, we had accepted investors’ subscriptions for and issued 5,973,462 shares of our common stock in our initial public offering, including 112,283 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $59,288,441. As of December 31, 2011, approximately 94,101,321 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of August 7, 2012 or the date on which the maximum offering amount has been sold.

Our Refinancing of a Portion of the Loan Secured by the Constitution Trail Property

Constitution Trail Property Loan

On December 16, 2011, TNP SRT Constitution Trail, LLC, or TNP SRT Constitution Trail, a wholly owned subsidiary of our operating partnership, refinanced a portion of its existing mortgage loan, or the Torchlight loan, secured by a multi-tenant retail center located in Normal, Illinois, commonly known as the Constitution Trail Centre, or the Constitution Trail property, with the proceeds of a loan in the aggregate principal amount of $10,000,000, or the Constitution Trail loan, from American National Insurance Company, a Texas insurance company, or American National. The Constitution Trail loan is evidenced by a promissory note issued by TNP SRT Constitution Trail in favor of American National in the aggregate principal amount of $10,000,000, or the Constitution Trail note.

The proceeds of the Constitution Trail loan were used by TNP SRT Constitution Trail to retire approximately $10,000,000 of principal outstanding on the Torchlight loan. A principal amount of approximately $5,587,000 remains outstanding on the Torchlight loan. In connection with the refinancing of the Torchlight loan, we, TNP SRT Constitution Trail and Torchlight Debt Opportunity Fund III, LLC, as successor-in-interest to TL DOF III Holding Corporation, the lender of the Torchlight loan, or the Torchlight lender, amended the terms of the Torchlight loan. See “Amendments to Torchlight Loan” below.

The Constitution Trail loan bears interest at the rate of 5.75% per annum. Pursuant to the Constitution Trail note, TNP SRT Constitution Trail will make monthly payments of principal and accrued interest in the amount of $62,910.64 commencing on the first day of February, 2012, with the entire unpaid principal balance of the Constitution Trail loan and all accrued and unpaid interest thereon due and payable in full on January 1, 2017. After the occurrence of and during the continuance of any event of default under the Constitution Trail note or any other loan document related to the Constitution Trail loan, the Constitution Trail note will bear interest at a rate equal to the maximum rate permitted by applicable law; provided, however, that if there is no maximum rate permitted by applicable law, the Constitution Trail note will bear interest at a rate equal to 18.0% per annum. TNP SRT Constitution Trail has the option to prepay the Constitution Trail note in full, but not in part, upon not less than thirty (30) days prior written notice to American National, without any prepayment premium or penalty. The Constitution Trail note provides for customary representations and warranties and events of default.

TNP SRT Constitution Trail’s obligations under the Constitution Trail loan are secured by (1) a Mortgage, Security Agreement and Financing Statement in favor of American National with respect to the Constitution Trail property, or the Constitution Trail mortgage, (2) an Absolute Assignment of Leases and Rents by TNP SRT Constitution Trail in favor of American National with respect to the Constitution Trail property, or the assignment of leases and rents, and (3) an Assignment of Development Agreement by TNP SRT Constitution Trail in favor of American National with respect to the Constitution Trail Development Agreement by and between TNP SRT Constitution Trail and the Town of Normal, Illinois, a municipal corporation.

In connection with the Constitution Trail loan, TNP SRT Constitution Trail has agreed to indemnify and hold harmless American National and all of American National’s officers, directors, employees, agents, attorneys, contractors, representatives, successors and assigns, which we collectively refer to as the “environmental indemnitees,” from and against any and all losses, damages, expenses and liabilities (including, but not limited to, losses, damages, expenses and liabilities arising from any diminution in the value of, or in the marketability of title to, the Constitution Trail property and reasonable attorneys’ fees and investigatory expenses), or environmental losses, arising out of the use, presence, discovery, generation, storage, transportation or disposal of hazardous substances on or about the Constitution Trail property by TNP SRT Constitution Trail, TNP SRT Constitution Trail’s present or future tenants, any prior owner, operator or tenant of the Constitution Trail property, or any third party, which accrue to or are incurred by any of the environmental indemnitees on or after transfer of the Constitution Trail property, and arise directly or indirectly from or out of, among other things, (1) any activities on the Constitution Trail property prior to or during the ownership, possession and/or control of the Constitution Trail property by TNP SRT Constitution Trail or master lessee (as defined below) which directly or indirectly result in the Constitution Trail property becoming contaminated with hazardous substances, (2) the discovery of hazardous substances on the Constitution Trail property during either TNP SRT Constitution Trail’s or master lessee’s ownership, possession and/or control of the Constitution Trail property in violation of any and all applicable local, state and federal environmental laws, rules and regulations, or (3) the clean-up either before or after a transfer of hazardous substances from the Constitution Trail property as may be required under any local, state or federal environmental laws, rules and regulations. Notwithstanding the foregoing, TNP SRT Constitution Trail will not indemnify any environmental indemnitee for any environmental losses incurred or caused by such environmental indemnitee’s negligence or willful misconduct.

As of January 2012, the capitalization rate for the Constitution Trail property was revised to 10.1% from 7.36% as of the acquisition date of the Constitution Trail property. Capitalization rates represent a widely followed measure of initial yield on investment. We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected. The increase in the capitalization rate is due to a projected increase in net operating income resulting from expected reimbursements and sales tax incentives.

Starplex Master Lease Agreement

On December 16, 2011, TNP SRT Constitution Trail, TNP SRT Constitution Trail Master Lessee, LLC, or the master lessee, a wholly owned subsidiary of our operating partnership, and Thompson National Properties, LLC, our sponsor, entered into a Master Lease Agreement with respect to a portion of the Constitution Trail property, or the

Starplex master lease. Pursuant to the Starplex master lease, TNP SRT Constitution Trail leased to master lessee an approximately 7.78 acre parcel of land included in the Constitution Trail property, and the approximately 44,064 square foot Starplex Cinemas building located thereon, or the Starplex premises. The Starplex master lease provides that, in the event that the annual gross sales from the Starplex premises are less than $2,800,000, then thereafter the master lessee will pay TNP SRT Constitution Trail a monthly rent in an amount equal to $62,424 ($749,088 annually), subject to an offset based on any minimum annual rent for the Starplex premises received by TNP SRT Constitution Trail. The Starplex master lease will expire upon the earlier to occur of (1) December 31, 2018 and (2) the date on which the Constitution Trail loan is repaid in full in cash (other than as a result of a credit bid by American National at a foreclosure sale or refinancing of the Constitution Trail loan). The master lessee has no right to assign or pledge the Starplex master lease or to sublet any part of the Starplex premises without the prior written consent of TNP SRT Constitution Trail and American National.

Pursuant to the assignment of leases and rents and the Starplex master lease, TNP SRT Constitution Trail and the master lessee acknowledge and agree that upon any default by TNP SRT Constitution Trail under any of the loan documents related to the Constitution Trail loan, American National will be entitled to enforce the assignment of the Starplex master lease to American National and replace TNP SRT Constitution Trail under the Starplex master lease for all purposes.

Pursuant to the Starplex master lease, the master lessee will indemnify and hold harmless TNP SRT Constitution Trail and TNP SRT Constitution Trail’s members, officers, directors and employees, which we collectively refer to as the “indemnified parties,” from and against any and all liabilities, obligations, damages, penalties, claims, costs, charges and expenses of any kind, including, without limitation, reasonable attorneys’ fees and expenses, or losses, which may be imposed upon or asserted against any indemnified party (except to the extent such losses are caused by the negligence or willful misconduct of TNP SRT Constitution Trail or its agents, employees or contractors) as a result of, among other things, (1) any action by anyone other than TNP SRT Constitution Trail in, on or about the Starplex premises; (2) any use, non-use, possession, occupation, condition, operation, maintenance or management of the Starplex premises; (3) any gross negligence of the master lessee or any agent, contractor, employee, licensee or invitee of the master lessee; (4) any accident, injury or death to any person or damage to property occurring in, on or about the Starplex premises; and (5) any failure on the part of master lessee to perform or comply with any of the terms or conditions of the Starplex master lease or any default by the master lessee under the Starplex master lease or any loan documents related to the Constitution Trail loan.

In addition, pursuant to the Starplex master lease the master lessee will indemnify and hold harmless the indemnified parties from and against all losses which may be imposed upon or asserted against any indemnified party as a result of, among other things, (1) any spills, releases or discharges of, or contamination by, Hazardous Material (as defined in the Starplex master lease) at, onto, beneath, from or affecting the Starplex premises, whenever caused or occurring, except to the extent caused by the operation or use of the Starplex premises by TNP SRT Constitution Trail, and (2) failure by the master lessee to comply with any environmental laws, rules and requirements applicable to the Starplex premises.

In connection with the Starplex master lease, TNP has unconditionally, absolutely and irrevocably guaranteed to American National, on a joint and several basis with the master lessee, the prompt and full payment and performance by the master lessee of each and every obligation to be paid, kept, observed or performed by the master lessee under the Starplex master lease.

Pursuant to a Subordination, Non-Disturbance and Attornment Agreement between the master lessee and American National, the Starplex master lease and the master lessee’s rights thereunder are expressly subordinate to American National’s lien on the Constitution Trail property pursuant to the Constitution Trail mortgage.

Amendments to the Torchlight Loan

TNP SRT Constitution Trail obtained the Torchlight loan on October 21, 2011 in connection with TNP SRT Constitution Trail’s acquisition of the Constitution Trail property pursuant to a consent foreclosure proceeding.

On December 15, 2011, but effective as of December 16, 2011, the Torchlight lender and TNP SRT Constitution Trail entered into an Omnibus Amendment to Loan Documents, or the Torchlight amendment. The Torchlight amendment provides that TNP SRT Constitution Trail may prepay the entire balance of the Torchlight loan, provided that (1) any such prepayment must be accompanied by the payment of an exit fee equal to 1.0% of the amount being prepaid and all accrued and unpaid interest, and (2) any such prepayment made prior to the last month of the term of the Torchlight loan must be accompanied by a premium in an amount equal to (a) all amounts paid by TNP SRT Constitution Trail with respect to the Torchlight loan (excluding a $76,500 origination fee paid pursuant to the Torchlight loan but including the amount of the prepayment), subtracted from (b) $8,380,082.69. The Torchlight amendment also amends the Mortgage, Security Agreement and Assignment of Leases and Rents in favor of the Torchlight lender with respect to the Constitution Trail property, or the Torchlight mortgage, to provide that the Constitution Trail loan and the documents related thereto are a “Permitted Encumbrance” (as defined in the Torchlight mortgage) for all purposes under the Torchlight mortgage.

In addition, on December 15, 2011, but effective as of December 16, 2011, American National and the Torchlight lender entered into a Subordination and Intercreditor Agreement, or the subordination agreement, pursuant to which the Torchlight lender subordinated the lien of the Torchlight mortgage and the other loan documents relating to the Torchlight loan to the lien of the Constitution Trail mortgage and the other loan documents related to the Constitution Trail loan. The subordination agreement provides that, upon any acceleration of the maturity of Constitution Trail note due to an event of default under the Constitution Trail note or any other loan document related to the Constitution Trail loan, the Torchlight lender shall have the right, but not the obligation, to purchase the Constitution Trail loan by payment in full to American National of an amount in cash equal to the amount which would be required to repay the Constitution Trail loan in full at the time of such payment and obtain a full release or assignment of the Constitution Trail mortgage if such payment were made by TNP SRT Constitution Trail, expressly including but not limited to (1) accrued but unpaid interest, including interest at the default rate, (2) late fees and (3) collection or enforcement costs. In the event that the Torchlight lender exercises its option to purchase the Constitution Trail loan pursuant to the subordination agreement, we and Anthony W. Thompson, our chairman and chief executive officer, will pay to the Torchlight lender upon demand any default interest, late fees or collection or enforcement costs paid by the Torchlight lender to American National in connection with the purchase of the Constitution Trail loan.

Acquisition of the Summit Point Property

On December 21, 2011, or the closing date, we acquired a fee simple interest in a portion of a multi-tenant necessity retail center located in Fayetteville, Georgia, a submarket of Atlanta, Georgia, commonly referred to as the Summit Point Shopping Center, through TNP SRT Summit Point, LLC, or TNP SRT Summit Point, an indirect wholly owned subsidiary of TNP Strategic Retail Operating Partnership, LP, our operating partnership. We refer to the portion of the Summit Point Shopping Center we acquired as the “Summit Point property.”

Financing and Fees

TNP SRT Summit Point acquired the Summit Point property for aggregate consideration equal to $18,250,000, exclusive of closing costs, or approximately $174.52 per square foot, consisting of (1) a cash payment of $16,750,000, or the cash payment, and (2) the issuance of a preferred membership interest in the direct parent of TNP SRT Summit Point with a deemed capital account of $1,500,000 (described below). TNP SRT Summit Point financed the payment of the cash payment with (1) proceeds from our initial public offering and (2) the proceeds of a loan in the aggregate principal amount of $12,500,000, or the Summit Point loan, from JPMorgan Chase Bank, National Association, or the Summit Point lender. For additional information on the terms of the Summit Point loan, see “Summit Point Property Loan” below. An acquisition fee of approximately $456,250 was paid to our external advisor, TNP Strategic Retail Advisor, LLC, in connection with the acquisition of the Summit Point property.

In connection with the acquisition of the Summit Point property, CP Summit Retail, LLC, the seller of the Summit Point property, or the seller, was admitted as a member of TNP SRT Summit Point Holdings, LLC, or Summit Point Holdings, a subsidiary of our operating partnership and the sole owner of TNP SRT Summit Point, and granted a preferred equity interest in Summit Point Holdings with a deemed capital account of $1,500,000, or the preferred interest. The preferred interest will earn a preferred return of 8.0% per annum, or the preferred return. The preferred interest, plus the accrued preferred return, which we collectively refer to as the “redemption amount,” will be fully redeemed by Summit Point Holdings on or prior to the 45th day following the closing date, or the redemption deadline. The redemption of the preferred interest will be funded by Summit Point Holdings with the proceeds of a capital contribution to Summit Point Holdings from our operating partnership in an amount sufficient to effect the payment of the redemption amount, or the redemption contribution. In the event that the redemption amount is not paid on or prior to the redemption deadline, (1) the preferred return will increase to 18.0% per annum until the redemption amount is paid and (2) all distributions of cash from operations to be made by Summit Point Holdings will be paid to seller until the redemption amount has been paid. Summit Point Holdings will have the right, prior to the redemption deadline, to prepay the redemption amount in installments of not less than $100,000. We have agreed to unconditionally guaranty to seller the timely payment and performance of our operating partnership’s obligations to (1) make the redemption contribution and (2) cause Summit Point Holdings to redeem the preferred interest.

Summit Point Property Loan

On the closing date, TNP SRT Summit Point borrowed $12,500,000 from the Summit Point lender pursuant to a promissory note, or the Summit Point note, Loan Agreement, or the Summit Point loan agreement, and Fee and Leasehold Deed to Secure Debt, Assignment of Leases and Rents and Security Agreement, or the Summit Point mortgage. The entire unpaid principal balance of the Summit Point loan and all accrued and unpaid interest thereon is due and payable in full on January 1, 2017, or the maturity date. The Summit Point loan bears interest at a rate of 5.88% per annum, or the interest rate. After the occurrence of and during the continuance of any event of default under the Summit Point loan, the Summit Point mortgage or any of the other documents related to the Summit Point loan, which we collectively refer to as the “loan documents,” the Summit Point loan will bear interest at an annual rate of the lesser of 5.0% above the interest rate or the maximum rate permitted by law.

Under the terms of the Summit Point loan agreement, TNP SRT Summit Point will make monthly payments to the Summit Point lender of $73,982.17 through the maturity date, with such payments first applied to accrued and unpaid interest and the balance to principal. The entire outstanding principal balance of the Summit Point loan, plus any accrued and unpaid interest thereon, is due and payable in full on the maturity date. If any principal, interest or any other sums due under the loan documents are not paid by TNP SRT Summit Point on or prior to the date on which it is due, TNP SRT Summit Point shall pay the Summit Point lender upon demand an amount equal to the lesser of 5.0% of such unpaid sum and the maximum rate permitted by law. TNP SRT Summit Point may not prepay the Summit Point loan in whole or in part prior to the maturity date; provided, TNP SRT Summit Point may prepay the Summit Point loan after the second anniversary of the first payment date under the Summit Point loan subject to a prepayment penalty fee calculated in accordance with the loan documents. The Summit Point loan agreement contains customary covenants and events of default.

Pursuant to the Summit Point loan agreement, TNP SRT Summit Point will have no personal liability under the loan documents for the repayment of the principal and interest and any other amounts due under the loan documents, or the indebtedness, or for the performance of any other obligations under the loan documents; provided, however, that TNP SRT Summit Point will be personally liable to the Summit Point lender for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the Summit Point lender as a result of, among other events, (1) fraud or intentional misrepresentation by us, TNP SRT Summit Point or Summit Point Holdings, (2) gross negligence, or willful misconduct of us, TNP SRT Summit Point or Summit Point Holdings, (3) material physical waste of the Summit Point property, (4) the removal or disposal of any portion of the Summit Point property after an event of default, (5) failure of TNP SRT Summit Point to pay to the Summit Point lender upon a foreclosure of the Summit Point property, or any action in lieu thereof, all rents and security deposits to which the Summit Point lender is entitled under the loan documents, or (6) the misapplication or conversion by TNP SRT Summit Point, Summit Point Holdings or us of any insurance proceeds related to loss, damage or destruction to the Summit Point property, any award following a condemnation of the Summit Point property or any rents paid following an event of default or paid more than a month in advance.

The performance of the obligations under the loan documents is secured by the Summit Point mortgage. In connection with the Summit Point note, we absolutely, unconditionally and irrevocably guaranteed to the Summit Point lender the full and prompt payment when due of all amounts for which TNP SRT Summit Point is personally liable under the loan documents, as described above.

Pursuant to an Assignment of Management Agreement and Subordination of Management Fees, TNP SRT Summit Point assigned to the Summit Point lender all of TNP SRT Summit Point’s right, title and interest in and to the management agreement (as defined below), with such assignment to automatically become a present, unconditional assignment, at the Summit Point lender’s option, in the event of a default by TNP SRT Summit Point under the Summit Point loan agreement or any other loan document. Additionally, any and all liens, rights and interests of property manager (as defined below) in and to the Summit Point property are subordinated to the liens and security interests created or to be created for the benefit of the Summit Point lender, and securing the repayment of the Summit Point note, pursuant to the Summit Point loan agreement and other loan documents.

Pursuant to an Environmental Indemnity Agreement, or the environmental indemnity, we and TNP SRT Summit Point, which we collectively refer to as the “indemnitor,” have agreed, at our sole cost and expense, to protect, defend, indemnify and hold the Summit Point lender and certain of its affiliates, harmless from and against any and all losses, damages, costs, fees, expenses, claims, suits, judgments, awards, obligations, debts, diminutions in value, fines, penalties, charges, amounts paid in settlement, consequential damages, litigation costs, attorneys’ fees and investigation costs, imposed upon or incurred by or asserted against any such parties and directly or indirectly arising out of or in any way relating to, among other things, any of the following: (1) any presence of any hazardous substances (as defined in the environmental indemnity) in, on, above, or under the Summit Point property; (2) any past, present or threatened release of hazardous substances in, on, above, under or from the Summit Point property; (3) any activity by indemnitor, any person affiliated with indemnitor, and any tenant or other user of the Summit Point property in connection with any actual, proposed or threatened use, treatment, storage, holding, existence, disposition or other release, generation, production, manufacturing, processing, refining, control, management, abatement, removal, handling, transfer or transportation to or from the Summit Point property of any hazardous substances at any time located in, under, on or above the Summit Point property; (4) any activity by indemnitor, any person affiliated with indemnitor, and any tenant or other user of the Summit Point property in connection with any actual or proposed remediation of any hazardous substances at any time located in, under, on or above the Summit Point property, whether or not such remediation is voluntary or pursuant to court or administrative order; or (5) any past, present or threatened non-compliance or violations of any environmental laws (as defined in the environmental indemnity) in connection with the Summit Point property or operations thereon.

Management of the Property

In connection with the acquisition of the Summit Point property, TNP SRT Summit Point and TNP Property Manager, LLC, or the property manager, entered into a Property and Asset Management Agreement, or the management agreement, pursuant to which TNP SRT Summit Point engaged the property manager to supervise, manage, lease, operate and maintain the Summit Point property. Pursuant to the management agreement, TNP SRT Summit Point will pay the property manager an annual management fee, or the management fee, payable in monthly installments, equal to 5.0% of Gross Revenue (as defined in the management agreement). In addition, upon a sale of the Summit Point property, TNP SRT Summit Point will pay the property manager an amount equal to one monthly installment of the management fee as compensation for work to be performed by the property manager in connection with the sale and/or completion of managing matters relating to the tenants of the Summit Point property.

Description of the Property

The Summit Point property was constructed in 2004, is situated on approximately 18.1 acres of land and is comprised of two buildings totaling approximately 104,572 square feet of leasable area, two additional ground-leased outparcels totaling 100,734 square feet and one fully-improved land parcel totaling 5,000 square feet that may be ground leased or sold in the future. The Summit Point property was approximately 88% leased (excluding the two ground leased outparcels that are included in the Summit Point property) as of the closing date and is anchored by Publix Supermarkets, or Publix, a supermarket chain with stores throughout the United States. Publix is one of the dominant grocers in the Atlanta market with an Atlanta market share of approximately 23% according to the 2010 Shelby Report, a leading regional food and grocery industry publication.

Publix is the largest tenant at the Summit Point property, occupying approximately 54,379 square feet, or approximately 52% of the rentable square feet at the Summit Point property (excluding the square footage of the two ground leased outparcels that are included in the Summit Point property), pursuant to a lease that expires in September 2024. Other significant tenants at the Summit Point property include Chase Bank, which occupies a

61,812 square foot ground leased outparcel pursuant to a lease that expires in August 2019, and Wendy’s, which occupies a 38,899 square foot outparcel pursuant to a lease that expires in December 2014. Publix has the option to renew its lease at the Summit Point property for up to eight additional terms of five years each, Chase Bank has the option to renew its lease at the Summit Point property for up to three additional terms of five years each and Wendy’s has the option to renew its lease at the Summit Point property for up to four additional terms of five years each. Other nationally and regionally recognized tenants at the Summit Point property include Verizon Wireless and Subway.

Starbucks, Walgreens, Wells Fargo Bank, BB&T Bank and the Community Credit Union are also located within the Summit Point Shopping Center, but not a part of the Summit Point property. We believe that the presence of these nationally recognized retailers will help draw additional traffic to the Summit Point property.

The following table reflects lease expirations at the Summit Point property over the next ten years:

Year of Expiration (1)	Number of Leases Expiring	Annualized Base Rent (In Thousands) (2)	Percent of Portfolio Annualized Base Rent Expiring	Leased Rentable Square Feet Expiring	Percent of Portfolio Rentable Square Feet Expiring
2011	1	$31,667	2.37%	1,380	0.72%
2012	2	43,785	3.27%	2,520	1.32%
2013	3	102,762	7.69%	4,972	2.60%
2014	9	351,639	26.30%	54,779	28.60%
2015	3	143,762	10.75%	6,960	3.63%
2016	3	85,935	6.43%	4,721	2.46%
2017	0	0	0.00%	0	0.00%
2018	0	0	0.00%	0	0.00%
2019	1	88,000	6.58%	61,812	32.27%
2020	0	0	0.00%	0	0.00%
2021	0	0	0.00%	0	0.00%
Thereafter	1	489,411	36.61%	54,379	28.39%
Total	23	1,336,961	100%	191,523	100%

(1)	Represents the expiration date of the lease at December 2011 and does not take into account any tenant renewal options.

(2)	Annualized base rent represents annualized contractual base rental income as of December, 2011, adjusted to straight-line any future contractual rent increases from the time of our acquisition through the balance of the lease term.

The Summit Point property faces competition from similar supermarket store anchored multitenant retail properties located in and around the Fayetteville, Georgia area, including Fayetteville Town Center, Banks Crossing, Fayetteville Retail Center and Fayette Pavilion, all of which are located within a 5-mile radius of the Summit Point property.

Management currently has no material plans for capital improvements at the Summit Point property and believes that the Summit Point property is suitable for its intended purpose and adequately covered by insurance. For the fiscal year ended December 31, 2010, the Summit Point property paid real estate taxes of approximately $177,670.

Information regarding average occupancy rate and the average effective annual rental rate per square foot for the Summit Point property for each of the prior five years is not currently available to us at this time.

The capitalization rate for Summit Point property as of the closing date was 7.56% based on the in-place occupancy rate as of that date. Capitalization rates represent a widely followed measure of initial yield on investment. We calculate the capitalization rate for a real property by dividing the projected “net operating income” of the property by the purchase price of the property, excluding closing costs and fees. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. We determine projected net operating income based on in-place leases, contractual rent increases or decreases for each tenant and other revenues from late fees or services, adjusted for known vacancies, tenant concessions and charges not collected.

Authorization by Our Board of Directors to Pursue a Potential Property Acquisition

Our board of directors authorized our officers to pursue the acquisition of Morningside Marketplace, or the Morningside property, a multitenant retail center located in Fontana, California, which is a community located in an area of California commonly referred to as the Inland Empire.

The Morningside property was built in 2001 and includes 87,793 rentable square feet. The Morningside property is comprised of eight buildings on seven parcels, including four single-tenant buildings. The Morningside property is anchored by a Ralphs® grocery store, a subsidiary of Kroger (NYSE: KR), and is approximately 96% occupied as of November 15, 2011. Other national and regional tenants at the Morningside property include Chevron, Chase, KFC, Pizza Hut®, Baskin-Robbins® and Togo’s.

The acquisition of the Morningside property is subject to substantial conditions to closing, including: (1) the sale of a sufficient number of shares of our common stock in our public offering to fund a portion of the purchase price for the Morningside property; (2) our ability to obtain appropriate financing for the acquisition of the Morningside property on acceptable terms; and (3) the absence of a material adverse change to the Morningside property prior to the date of the acquisition. The closing of the acquisition of the Morningside property is expected to occur in January 2012. There is no assurance that we will close the acquisition of the Morningside property on the terms described above or at all.